VITACIG, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

October 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Stephen Kim, Doug Jones, John Stickel, Susan Block

Re:       Request for acceleration of the Registration Statement on Form S-1 of VitaCig, Inc.

Filed April 21, 2014 (and subsequently amended June 19, 2014, July 10, 2014, August 25, 2014, September 29, 2014 and October 16, 2014.)

File No. 333-195397

Ladies and Gentlemen:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of VitaCig, Inc. be declared effective on Wednesday, November 5, 2014 at 4:00PM EST or on such earlier or later time and date as the Commission acting pursuant to this Section 8(a) shall determine.

VitaCig, Inc. acknowledges that

•  should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mark J. Linkhorst

Mark J. Linkhorst

Chief Executive Officer

Chief Financial Officer